UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Ascena Retail Group, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	0-11736	30-0641353
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No)

933 MacArthur Boulevard, Mahwah, NJ		07430
(Address of principal executive offices)		(Zip code)

Duane D. Holloway                    (551) 777-6751

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A.	Introduction

Ascena Retail Group, Inc. and its subsidiary brands (collectively “Ascena” or the “Company”) is a leading national specialty retailer offering apparel, footwear, and accessories for women under the Premium Fashion segment (Ann Taylor, LOFT, and Lou & Grey), Value Fashion segment (maurices and dressbarn), Plus Fashion segment (Lane Bryant and Catherines), and for tween girls under the Kids Fashion segment (Justice). Ascena operates ecommerce websites and approximately 4,900 stores throughout the United States, Canada and Puerto Rico.

Ascena purchases branded products from independent suppliers who manufacture our products in factories around the globe. Ascena contracts to manufacture products that contain tin, tantalum, tungsten and/or gold (“3TG”), such as apparel, accessories, footwear, and jewelry. In certain instances the 3TG metals are necessary materials to products the Company sells. In light of this, the Company is dedicated to tracing the origin of these 3TG metals to confirm our sourcing practices do not support conflict, armed groups1 or human rights abuses in the Democratic Republic of Congo (“DRC”) or an adjoining country2 (together with the DRC, the “Covered Countries”).

B.	Conflict Minerals Disclosures

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), Ascena has filed this Specialized Disclosure Form (“Form SD”) and the associated conflict minerals report, which is filed as Exhibit 1.01 to this Form SD. You can view this Form SD, together with the Conflict Minerals Report and our prior filings, at www.ascenaretail.com, under “for investors” accessible through the “investor relations menu” under the “SEC” tab.

C.	Reasonable Country of Origin Inquiry Description

To implement its reasonable country of origin inquiry (“RCOI”), Ascena engaged their suppliers to complete a pre-sourcing survey and report the information they collected regarding the presence and sourcing of 3TG metals used in the products supplied to Ascena and its subsidiary brands to determine whether a supplier is in-scope. The Company’s in-scope product categories were private-label apparel, footwear and accessories. Third-party products that the Company sells but that it does not contract to manufacture are out-of-scope for purposes of its compliance with the conflict minerals rule. Suppliers determined to be in-scope received Conflict Minerals Reporting Templates (“CMRTs”) from Intertek, our third-party service provider. Information from the CMRTs is collected and stored using the Assent Compliance Platform provided by Intertek.

Supplier engagement followed these steps:

1.	Ascena sent an introduction email to its suppliers, which included a pre-sourcing survey, described the Conflict Minerals Compliance Program (“CMCP”) requirements, requested any additional conflict minerals information and verified all supplier contact information.

[1]	The term “armed groups” is defined in this Form SD as an armed group that is identified as a perpetrator of serious human rights abuses in the annual Country Reports on Human Rights Practices relating to the DRC or an adjoining country.
[2]	The term “adjoining country” is defined in this Form SD as a country that shares an internationally recognized border with the DRC, which presently includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

2.	Based on the pre-sourcing survey responses, Ascena provided a list of all in-scope suppliers to Intertek, including for each in-scope supplier, a minimum of two (2) contacts, their phone numbers and e-mail addresses.

3.	Ascena began the RCOI with an introduction email to all suppliers in-scope of the reporting requirements and introduced Intertek as our service provider in the process.

4.	Following the introduction email, Intertek sends a request to each supplier asking them to submit CMRTs via the supplier portal or to Intertek directly. All email campaigns included access to the service provider’s supplier support center for applicable training materials.

5.	Following the initial request to submit a CMRT, Intertek sends at least two reminder emails to each non-responsive supplier, followed by telephone calls if the e-mail requests were unsuccessful. Suppliers who remain non-responsive to Intertek’s email requests and telephone calls were contacted by Ascena directly to try and determine the reason for the delay and to provide further assistance and instruction for completing the CMRT.

6.	Smelters or Refiners (“SORs”) that are not certified or active were contacted by Intertek on behalf of Ascena, to request their participation in obtaining a valid designation from industry programs.

7.	Suppliers were provided assistance with and information about Ascena’s conflict minerals inquiry, which included, but was not limited to, an explanation of why the information was being collected, a review of how the information would be used, and clarification regarding how the information requested could be provided.

An escalation process was initiated by Ascena for suppliers who remained non-responsive after the above contacts were made. The escalation process utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) CMRT for data collection. Non-responsive suppliers are notified of possible penalty, payment withhold or possible termination according to Ascena’s policy.

D.	CMRT Quality Assurance

Intertek conducted CMRT validity checks of the supplier submissions. Supplier responses were evaluated for plausibility, consistency, and gaps. Additional supplier inquiries were conducted to address issues including incomplete data on CMRT reporting templates, responses that did not identify SORs for listed metals, and organizations that were identified as SORs, but not verified as such through further analysis and research. Additional supplier inquiries were conducted to attempt to resolve the following:

1.	SOR information was not provided for a used metal or SOR information provided was not a verified metal processor.

2.	Supplier answered “yes” to sourcing from a Covered Country but none of the SORs listed are known to source from one of those countries.

3.	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers.

4.	Suppliers indicated they have not identified all of the SORs used for the products included in the declaration scope.

5.	Suppliers indicated they have not provided all applicable SOR information.

6.	Suppliers indicated 100% of the 3TG for products covered by the declaration originate from scrap/recycled sources but one or more SORs listed are not known to be exclusive recyclers.

E.	RCOI Results

A total of 258 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process. The survey response rate among these suppliers was 95%. Of these responding suppliers, 13% indicated that one or more 3TG metals were present in, and were necessary to the functionality or production of at least one of the products they supply to Ascena or its subsidiary brands. Ascena concluded that 287 of the SORs identified by the suppliers sourced solely from outside of the Covered Countries and/or from recycled or scrap sources. The foregoing determination was based on county of origin information made available by the Conflict-Free Sourcing Initiative to which the Company is a member. No SORs were identified that sourced in whole or in part from within the Covered Countries, however, 23 SORs were identified that sourced from unknown sources.

Ascena’s analysis of its products revealed that small quantities of 3TG metal are present in some of its brands’ products. Most of the materials content are not 3TG metals.

F.	Due Diligence

As a result of its RCOI determination, Ascena was required to conduct due diligence. A description of the measures Ascena took to exercise due diligence on the source and chain of custody of the conflict minerals for which Ascena knew or had reason to believe were sourced from the Covered Countries, based on the RCOI described above, is provided in the Conflict Minerals Report attached hereto as Exhibit 1.01.

Item 1.02 Exhibit

A copy of our Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form is provided as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Ascena Retail Group, Inc.

By:	/s/ Duane D. Holloway	May 31, 2017
	Duane D. Holloway	(Date)
Executive Vice President, General Counsel